

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Zvi Glasman
Chief Financial Officer
PetIQ, Inc.
230 East Riverside Drive
Eagle, ID 83616

   Re: PetIQ, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed March 1, 2022
     File No. 001-38163

Dear Zvi Glasman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services